UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

   Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                               J. W. MAYS, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   057847310
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Mildred Kalik
                          Simpson Thacher & Bartlett
                425 Lexington Avenue, New York, New York 10017
                                (212) 455-2000
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                          July 25, 2002 (Correction)
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.  057847310                                                Page 2 of 8
-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          JANE H. GOLDMAN, as Co-Executrix of the Estate of Sol Goldman, Deceased and as Co-Executrix of the Estate of Lillian Goldman, Deceased.

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|

                                                                        (b) |_|
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCES OF FUNDS*


--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

  NUMBER OF
                                  ---
   SHARES         -------- ----------------------------------------------------
                        8     SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                        454,000
                  -------- ----------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER

  REPORTING
                                  ---
   PERSON         -------- ----------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
    WITH

                                  454,000
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON


                                   454,000
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES*                      |_|


--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                    22.3%

--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


                                    IN
--------- ---------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.  057847310                                                Page 3 of 8
--------- ---------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          ALLAN H. GOLDMAN, as Co-Executor of the Estate of Sol Goldman, Deceased and as Co-Executor of the Estate of Lillian Goldman, Deceased.

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|

                                                                       (b) |_|
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCES OF FUNDS*


--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             |_|


--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------- -------- -------------------------------------------------
                        7     SOLE VOTING POWER

  NUMBER OF
                                  ---
   SHARES            -------- -------------------------------------------------
                        8     SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                        454,000
                     -------- -------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER

  REPORTING
                                  ---
   PERSON            -------- -------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
    WITH

                                  454,000
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                  454,000
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       |_|


--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                  22.3%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*.


                                 IN
--------- ---------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.  057847310                                                Page 4 of 8
--------- ---------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          LOUISA LITTLE, as Co-Executrix of the Estate of Sol Goldman, Deceased.

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|

                                                                      (b) |_|
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCES OF FUNDS*


--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                          |_|


--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

  NUMBER OF
                                   ---
   SHARES            -------- -------------------------------------------------
                        8     SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                         271,200
                     -------- -------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER

  REPORTING
                                   ---
   PERSON            -------- -------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
    WITH

                                   271,200
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                  271,200
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                      |_|


--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                 13.3%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


                                 IN
--------- ---------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.  057847310                                                Page 5 of 8
--------- ---------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          AMY P. GOLDMAN, as Co-Executrix of the Estate of Lillian Goldman, Deceased.

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|

                                                                       (b) |_|
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCES OF FUNDS*


--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|


--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

  NUMBER OF
                                      ---
   SHARES            -------- -------------------------------------------------
                        8     SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                            182,800
                     -------- -------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER

  REPORTING
                                      ---
   PERSON            -------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
    WITH

                                      182,800
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                      182,800
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                   |_|


--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      9.0%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


                                      IN
--------- ---------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.  057847310                                                Page 6 of 8
--------- ---------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          DIANE GOLDMAN KEMPER, as Co-Executrix of the Estate of Lillian Goldman, Deceased.

--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|

                                                                       (b) |_|
--------- ---------------------------------------------------------------------
   3      SEC USE ONL


--------- ---------------------------------------------------------------------
   4      SOURCES OF FUNDS*


--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                           |_|


--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

  NUMBER OF
                                    ---
   SHARES            -------- -------------------------------------------------
                        8     SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                          182,800
                     -------- -------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER

  REPORTING
                                    ---
   PERSON            -------- -------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
    WITH

                                     182,800
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                     182,800
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       |_|


--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      9.0%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


                                      IN
--------- ---------------------------------------------------------------------

                  This Statement on Schedule 13D, as amended, to which this amendment relates (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the individuals identified on the cover pages to this Schedule 13D (such persons, collectively, the "Reporting Persons"), relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of J. W. Mays, Inc., a New York corporation ("J. W. Mays"), is hereby amended as set forth below.

Item 5.       Interest in Securities of the Issuer.

                  Item 5 is hereby amended and restated as follows:

                  Current Ownership
                  -----------------

                  As of the date hereof and after giving effect to the transactions described below under "Recent Transactions," (i) each of the persons identified in Item 2 as a Co-Executor of the Estate of Sol Goldman, deceased, beneficially owns 271,200 shares of Common Stock or approximately 13.3% of the issued and outstanding shares of Common Stock and (ii) each of the persons identified in Item 2 as a Co-Executor of the Estate of Lillian Goldman, deceased, beneficially owns 182,800 shares of Common Stock or approximately 9.0% of the issued and outstanding shares of Common Stock.

                  Jane H. Goldman, Allan H. Goldman, Amy P. Goldman and Diane Goldman Kemper are siblings.

                  The power to vote, or direct the voting of, and the power to dispose of, or direct the disposition of, the shares of Common Stock owned by the Estate of Sol Goldman, deceased, is shared by the Co-Executors of such estate. The power to vote, or direct the voting of, and the power to dispose of, or direct the disposition of, the shares of Common Stock owned by the Estate of Lillian Goldman, deceased, is shared by the Co-Executors of such estate.

                  Each person identified in the Schedule 13D expressly disclaims any beneficial interest in the Common Stock, except to the extent of such person's beneficial interest in the Estate of Sol Goldman, deceased, and except to the extent of such person's beneficial interest in the Estate of Lillian Goldman, deceased.

                  The persons filing this statement expressly disclaim that any group exists with respect to the Common Stock referred to in the Schedule 13D.

                  The number of shares of Common Stock over which each of the Reporting Persons exercises voting or dispositive power, either sole or shared, is set forth on the cover pages hereto. Such cover pages reflect the beneficial ownership of an aggregate of 454,000 shares of Common Stock, which represent an aggregate of approximately 22.3% of the Common Stock.

                  Percentages set forth on such cover pages and in this Item 5 were calculated based on 2,033,280 outstanding shares of Common Stock. J. W. Mays reported that it had 2,033,280 shares of Common Stock outstanding at December 4, 2002 in its Quarterly Report for the quarterly period ended October 31, 2002 on Form 10-Q dated December 9, 2002.

                  Recent Transactions
                  -------------------
                  On August 20, 2002, Lillian Goldman passed away. Prior to her death, on July 25, 2002, the Trustees of the Lillian Goldman Marital Trust, the trustees of which are Jane H. Goldman, Allan H. Goldman and Louisa Little, distributed 91,400 shares of Common Stock to Lillian Goldman, individually. After giving effect to such distribution, the Lillian Goldman Marital Trust no longer holds any shares of Common Stock. On the same day, Lillian Goldman attempted to transfer by gift all of her 182,800 directly owned shares of Common Stock in equal parts to her four children. Such attempted transfers were ineffective. As a result, the Estate of Lillian Goldman, deceased, maintains ownership of all 182,800 shares of Common Stock previously reported as transferred to her four children in Amendment No. 8 to this Schedule 13D.

Item 7.       Material to be Filed as Exhibits.

      Exhibits:

Exhibit 2         Joint Filing Agreement among each of the Reporting Persons.

                                  Signatures
                                  ----------

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:   March 28, 2003

                                            JANE H. GOLDMAN, as Co-Executrix
                                            of the Estate of Sol Goldman,
                                            Deceased and as Co-Executrix of the
                                            Estate of Lillian Goldman, Deceased


                                           /s/ Jane H. Goldman
                                           ----------------------------




                                            ALLAN H. GOLDMAN, as Co-Executor of
                                            the Estate of Sol Goldman, Deceased
                                            and as Co-Executor of the Estate of
                                            Lillian Goldman, Deceased


                                            /s/ Allan H. Goldman
                                            -----------------------------



                                            LOUISA LITTLE, as Co-Executrix of
                                            the Estate of Sol Goldman, Deceased


                                            /s/ Louisa Little
                                            ------------------------------


                                            AMY P. GOLDMAN, as Co-Executrix of
                                            the Estate of Lillian Goldman,
                                            Deceased


                                            /s/ Amy P. Goldman
                                            ------------------------------



                                            DIANE GOLDMAN KEMPER, as Co-
                                            Executrix of the Estate of Lillian
                                            Goldman, Deceased


                                            /s/ Diane Goldman Kemper
                                            ------------------------------


              (Signature Page to Amendment No. 9 to Schedule 13D)

                                                                      EXHIBIT 2

                            JOINT FILING AGREEMENT

         By this Agreement, the undersigned agree that this Statement on
Schedule 13D being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the Common Stock of J. W. Mays, Inc. is being filed on behalf of each of us.

DATED:   March 28, 2003


                                             JANE H. GOLDMAN, as Co-Executrix
                                             of the Estate of Sol Goldman,
                                             Deceased and as Co-Executrix of the
                                             Estate of Lillian Goldman, Deceased


                                             /s/ Jane H. Goldman
                                             ----------------------------



                                             ALLAN H. GOLDMAN, as Co-Executor of
                                             the Estate of Sol Goldman, Deceased
                                             and as Co-Executor of the Estate of
                                             Lillian Goldman, Deceased


                                             /s/ Allan H. Goldman
                                             -----------------------------



                                             LOUISA LITTLE, as Co-Executrix of
                                             the Estate of Sol Goldman, Deceased


                                             /s/ Louisa Little
                                             ------------------------------


                                             AMY P. GOLDMAN, as Co-Executrix of
                                             the Estate of Lillian Goldman,
                                             Deceased


                                             /s/ Amy P. Goldman
                                             ------------------------------



                                             DIANE GOLDMAN KEMPER, as Co-
                                             Executrix of the Estate of Lillian
                                             Goldman, Deceased


                                             /s/ Diane Goldman Kemper
                                             ------------------------------